Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-140865) on Form S-8 of People’s United Financial, Inc. of our report dated June 26, 2008 with respect to the statements of net assets available for plan benefits of the People’s United Bank 401(k) Employee Savings Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 which report appears in the December 31, 2007 Annual Report on Form 11-K of the People’s United Bank 401(k) Employee Savings Plan.

/s/ KPMG LLP

Stamford, Connecticut

June 26, 2008